Form 51-102F3
Material Change Report

1.	Name and Address of Company:

The Descartes Systems Group Inc. (“Descartes”)
120 Randall Drive
Waterloo, Ontario N2V 106

2.	Date of Material Change:

June 4, 2019

3.	News Release:

A news release disclosing the material change was issued and disseminated by Descartes through the services of Globe Newswire on June 4, 2019.

A copy of the news release is attached hereto as Schedule “A”.

4.	Summary of Material Change:

On June 4, 2019, Descartes announced the commencement of a marketed, underwritten public offering in the United States and in Canada of 6,000,000 common shares of Descartes (“Common Shares”), to be made through an underwriting group. The underwriters were also granted an option, exercisable at any time not later than the 30th day after the filing of the final prospectus supplement relating to the offering, to purchase up to 900,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any.

5.	Full Description of Material Change:

On June 4, 2019, Descartes announced the commencement of a marketed, underwritten public offering in the United States and in Canada of 6,000,000 Common Shares, to be made through an underwriting group co-led by Barclays and RBC Capital Markets, who acted as joint book-running managers of the offering and as representatives of the underwriters, which included Scotiabank, BMO Capital Markets, CIBC Capital Markets, GMP Securities L.P., Raymond James Ltd. William Blair, Canaccord Genuity and TD Securities Inc. (collectively, the “Underwriters”). The Underwriters were also granted an option, exercisable at any time not later than the 30th day after the filing of the final prospectus supplement relating to the offering, to purchase up to 900,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any.

Subsequent to the material change, on June 5, 2019, Descartes announced that it would offer the Common Shares at a price of US$35.50 per share. On June 10, 2019, Descartes closed the public offering and the Underwriters exercised the over-allotment option in full. The total offering of 6,900,000 Common Shares resulted in aggregate gross proceeds of US$244,950,000.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Michael Verhoeve
Executive Vice President, Legal,
General Counsel & Corporate Secretary
The Descartes Systems Group Inc.
Tel: 1-519-746-8110 x202323
MVerhoeve@descartes.com

9.	Date of Report:

June 13, 2019

SCHEDULE “A”

Descartes Announces Commencement of Public Offering
WATERLOO, Ontario — June 4, 2019 — The Descartes Systems Group Inc. ("Descartes") (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, today announced the commencement of a marketed, underwritten public offering of 6,000,000 common shares. The Company expects to grant the underwriters an option to purchase up to 900,000 additional common shares, at any time not later than the 30th day after the date of the final prospectus supplement, on the same terms and conditions, to cover their over-allocation position, if any.

Completion of the offering is subject to market conditions and approval by the Toronto Stock Exchange. There can be no assurance as to whether or when the offering may be completed, or as to the actual size, price or other terms of the offering. Descartes intends to use the net proceeds of the offering to repay outstanding indebtedness under its revolving debt facility, for potential future acquisition opportunities and for general corporate purposes.

The offering is being made through an underwriting group with Barclays and RBC Capital Markets acting as joint book-running managers of the offering and as representatives of the underwriters.

The offering is being conducted in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and in the United States pursuant to Descartes' effective shelf registration statement on Form F-10, which was filed with the U.S. Securities and Exchange Commission (the "SEC") and of which the short form base shelf prospectus forms a part. A preliminary prospectus supplement containing important information relating to the offering will be filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada, other than Quebec. The preliminary prospectus supplement will still be subject to completion or amendment. A final prospectus supplement relating to the offering will also be filed in the United States with the SEC and in Canada with the securities commissions in each of the provinces of Canada, other than Quebec. Copies of the preliminary prospectus supplement relating to these securities and final prospectus supplement, when available, may be obtained by visiting the SEC's website at www.sec.gov, on SEDAR at www.sedar.com or from: Barclays c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: (888) 603-5847, or via email: Barclaysprospectus@broadridge.com or RBC Capital Markets, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Simon Yeung, or via telephone: (416) 842-5349, or via email at simon.yeung@rbc.com or RBC Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attn: Equity Syndicate, or via telephone: (877) 822-4089 or via email: equityprospectus@rbccm.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world.

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") including statements regarding the proposed public offering, the terms of the offering, the proposed use of proceeds, the underwriters and the availability of the preliminary and final prospectus supplements. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, market conditions, regulatory approvals and the factors and assumptions discussed in the sections entitled "Risk Factors" in the short form base shelf prospectus, the preliminary prospectus supplements and the final prospectus supplements, as well as the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the SEC, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed interim management's discussion and analysis for the three months ended April 30, 2019. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

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